Q1 2020 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

EXHIBIT 99.5
Pan American Silver reports cash flow from operations of $114.1 million in Q1 2020; maintains quarterly dividend
Vancouver, B.C. - May 6, 2020 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) today reported unaudited results for the first quarter ended March 31, 2020 ("Q1 2020"). Pan American's unaudited condensed interim consolidated financial statements and notes ("financial statements"), as well as Pan American’s management's discussion and analysis ("MD&A") for the three months ended March 31, 2020, are available on Pan American’s website at panamericansilver.com and on SEDAR at www.sedar.com.
“The COVID-19 pandemic escalated quickly over Q1 2020. Pan American took immediate steps to protect the health and safety of our people, and mobilized our business continuity plans. We are also providing support to our local communities during this very difficult time. In addition to our existing community programs, we are donating $2 million in food and hygiene supplies, as well as facilitating access to health care," said Michael Steinmann, President and Chief Executive Officer.
Added Mr. Steinmann: "Cash flow generation of $114.1 million in Q1 reflects the Company's strong operating performance before the impact of the COVID-19 related mine suspensions. However, earnings in the period were significantly impacted by non-cash, mark-to-market investment losses and non-cash tax expense due to COVID-19 related currency devaluations. We have a strong balance sheet with approximately $479 million of total available liquidity, and we have taken steps to defer or reduce non-essential expenditures to preserve our financial strength. Many of the temporary COVID-19 related suspensions are now being lifted, and we are preparing to restart those operations. Profit margins should benefit from the improvement in gold prices combined with lower costs due to currency devaluations in our operating jurisdictions."
COVID-19 Update
As previously reported, Pan American suspended normal operations at its mines in Mexico, Peru, Argentina and Bolivia in the latter part of March 2020 to comply with mandatory national quarantines imposed in response to the COVID-19 pandemic. Limited production has continued at the open pit mines from circulation of process solutions on the heap leach pad. As well, the Timmins West and Bell Creek gold mines in Canada have continued to operate at 90% of throughput capacity.
The Company has taken steps to preserve its balance sheet strength by deferring certain capital expenditures and exploration spending. As well, the Company's executive management team and board of directors have voluntarily agreed to a 20% reduction in remuneration until the situation normalizes. As a precautionary measure, in April 2020, the Company increased its cash and cash equivalents holdings with an $80.0 million draw on the Credit Facility.
The following provides a summary of the status in each of our operating jurisdictions as of today's date; the circumstances can change rapidly and are difficult to predict.
In Mexico, the government has permitted a restart of mining activities on May 18, 2020, if the mine is located in a municipality with no to few active COVID-19 cases. Our La Colorada and Dolores operations meet this requirement at this time, and we are currently developing plans for restarting both operations, pending local authorizations and acceptance.
In Argentina, we are currently restarting the Manantial Espejo operation at reduced underground mining rates and redeploying personnel for the restart of the COSE and Joaquin operations.
In Bolivia, we are currently preparing for a restart of our San Vicente operations following the government authorization that mining activities can resume on May 7, 2020.
In Peru, discussions are advancing with government officials on restarting large scale (greater than 5,000 tonnes per day) open pit mining operations at reduced capacities, which could permit the restart of our La Arena and Shahuindo operations, potentially on May 11, 2020.

PAN AMERICAN SILVER CORP.	1

Q1 2020 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

The restart of our operations will be a phased approach following health guidelines and government decrees in each jurisdiction where we operate. We expect a gradual resumption of activities with modifications to accommodate greater physical distancing, and with appropriate protocols in-place to protect the health and safety of our workforce and communities.
The COVID-19 pandemic is a rapidly evolving situation and the impact on our operations cannot be predicted at this time. We are not able at this time to determine at what capacity level operations will resume, nor when we would be able to return to full-staffing and productive capacity levels. As such, the Company has withdrawn its 2020 annual guidance, as provided in the 2019 annual MD&A dated March 12, 2020. We expect to update the 2020 Guidance once sufficient clarity on the operating circumstances becomes available.
We currently have had no confirmed cases of COVID-19 at any of our Pan American Silver operations or offices.
Q1 2020 Highlights:
•Revenue was $358.4 million, which reflects the strong contribution from the Gold Segment mines with consolidated gold production totaling 156.1 thousand ounces and an average realized price of $1,580 per ounce.
•Silver production of 5.6 million ounces primarily reflects the suspensions of the Huaron, Morococha, Manantial Espejo and San Vicente operations and the failure of an underground ventilation circuit at the La Colorada operation. The Company is currently deploying an upgrade of the mine ventilation system to re-establish access to a high-grade zone within the La Colorada mine.
•Net cash generated from operations was $114.1 million, reflecting strong operating earnings from the Gold Segment mines.
•A net loss of $77.2 million ($0.37 basic loss per share) reflects: a tax expense of $52.7 million, primarily driven by non-cash devaluations of certain tax assets denominated in foreign currencies; a $28.3 million investment loss, primarily from non-cash unrealized mark to market adjustments on the Company's equity interest in New Pacific Metals Corp.; $16.0 million in care and maintenance costs; and, $8.8 million in mostly non-cash losses on foreign currency contracts.
•An adjusted loss of $7.6 million ($0.04 basic adjusted loss per share) was recorded, which includes $28.3 million ($0.13 per share) of non-cash, unrealized mark-to-market investment losses in our equity interests.
•Silver Segment Cash Costs and All-in Sustaining Costs ("AISC") were $8.18 and $15.26 per silver ounce sold, respectively.
•Gold Segment Cash Costs and AISC were $757 and $969 per gold ounce sold, respectively.
•Consolidated AISC, including gold by-product credits from the Gold Segment mines, were $3.49 per silver ounce sold.
•Project development expenditures of $8.7 million were directed at exploration drilling of the La Colorada skarn deposit, development advances on the COSE project, and expansion of the Bell Creek mine and plant at the Timmins operation.
•At March 31, 2020, the Company had cash and short-term investment balances of $239.2 million and working capital of $488.0 million. Total debt was $299.2 million (including $39.2 million of lease liabilities). During Q1 2020, the Company made a $15 million repayment of its four-year, $500 million Credit Facility, reducing the drawn amount at March 31, 2020, to $260 million.
•The Board of Directors has approved a cash dividend of $0.05 per common share, or approximately $10.5 million in aggregate cash dividends, payable on or about May 29, 2020, to holders of record of Pan American’s common shares as of the close on May 19, 2020. Pan American's dividends are designated as eligible dividends for the purposes of the Income Tax Act (Canada). As is standard practice, the amounts

PAN AMERICAN SILVER CORP.	2

Q1 2020 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

and specific distribution dates of any future dividends will be evaluated and determined by the Board of Directors on an ongoing basis.
Cash Costs, AISC, adjusted earnings, basic adjusted earnings per share, sustaining capital, project capital, working capital, total debt and total available liquidity are not generally accepted accounting principle ("non-GAAP") financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
First Quarter 2020 Unaudited Results Conference Call and Webcast

Date:	May 7, 2020
Time:	11:00 am ET (8:00 am PT)
Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
Webcast:	panamericansilver.com
Callers should dial in 5 to 10 minutes prior to the scheduled start time. The live webcast and presentation slides will be available on the Company's website at panamericansilver.com. An archive of the webcast will also be available for three months.

PAN AMERICAN SILVER CORP.	3

Q1 2020 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

CONSOLIDATED RESULTS

	Three months ended	Twelve months ended
	March 31, 2020	December 31, 2019
Weighted average shares during period (millions)	209.8	201.4
Shares outstanding end of period (millions)	210.0	209.8

	Three months ended March 31,
	2020	2019
FINANCIAL
Revenue	$358,428	$253,699
Mine operating earnings	$50,058	$15,770
Net (loss) earnings	$(77,235)	$3,320
Basic (loss) earnings per share(1)	$(0.37)	$0.02
Adjusted (loss) earnings(2)	$(7,618)	$4,499
Basic adjusted (loss) earnings per share(1)	$(0.04)	$0.03
Net cash generated from operating activities	$114,051	$(12,911)
Net cash generated from operating activities before changes in working capital(2)	$75,900	$25,025
Sustaining capital expenditures(2)	$50,207	$34,742
Project capital expenditures(2)	$8,672	$9,874
Cash dividend per share	$0.05	$0.035
PRODUCTION(3)
Silver (thousand ounces)	5,561	6,125
Gold (thousand ounces)	156.1	80.5
Zinc (thousand tonnes)	13.1	16.8
Lead (thousand tonnes)	5.3	6.5
Copper (thousand tonnes)	1.9	2.0
CASH COSTS(2) ($/ounce)
Silver Segment	8.18	5.46
Gold Segment	757	777
AISC(2) ($/ounce)
Silver Segment	15.26	10.83
Gold Segment	969	1,091
Consolidated Silver Basis	3.49	10.51
AVERAGE REALIZED PRICES
Silver ($/ounce)(4)	16.50	15.52
Gold ($/ounce)(4)	1,580	1,302
Zinc ($/tonne)(4)	2,125	2,750
Lead ($/tonne)(4)	1,857	2,039
Copper ($/tonne)(4)	5,801	6,207
(1)Per share amounts are based on basic weighted average common shares.
(2)Non- GAAP measures: adjusted earnings, basic adjusted earnings per share, and net cash generated from operating activities before changes in working capital are non-GAAP financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
(3)2019 production reflects results subsequent to the February 22, 2019 closing date of the acquisition of these mines pursuant to the Tahoe Resources Inc. transaction.
(4)Metal prices stated are inclusive of final settlement adjustments on concentrate sales.

PAN AMERICAN SILVER CORP.	4

Q1 2020 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

INDIVIDUAL MINE OPERATING PERFORMANCE

	Silver Production (ounces ‘000s)		Gold Production (ounces ‘000s)
	Three months ended March 31,		Three months ended March 31,
	2020	2019	2020	2019
Silver Segment:
La Colorada	1,593	1,990	1.1	1.0
Dolores	1,230	1,112	27.1	30.0
Huaron	771	937	0.2	0.2
Morococha(1)	457	697	0.3	0.6
San Vicente(2)	738	851	0.1	0.1
Manantial Espejo	695	524	6.5	4.9
Gold Segment:
Shahuindo(3)	64	10	48.9	14.5
La Arena(3)	8	3	28.7	14.7
Timmins(3)	5	2	43.3	14.4
Total	5,561	6,125	156.1	80.5
(1)Morococha data represents Pan American 92.3% interest in the mine's production.
(2)San Vicente data represents Pan American 95.0% interest in the mine's production.
(3)Reflects production results subsequent to the February 22, 2019 closing date of the acquisition of these mines pursuant to the Tahoe Resources Inc. transaction.

	Cash Costs(1) ($ per ounce)		AISC(1) ($ per ounce)
	Three months ended March 31,		Three months ended March 31,
	2020	2019	2020	2019
La Colorada	7.23	2.16	9.98	3.37
Dolores	0.07	3.34	23.29	26.45
Huaron	7.95	4.38	10.56	8.54
Morococha	12.29	(1.01)	20.23	2.20
San Vicente	14.71	10.25	17.08	11.20
Manantial Espejo	13.69	27.53	14.85	27.94
Silver Segment Consolidated(2)	8.18	5.46	15.26	10.83
Shahuindo	617	616	775	657
La Arena	725	642	1,212	1,263
Timmins(3)	945	999	1,051	1,137
Gold Segment Consolidated(2)(3)	757	777	969	1,091
Consolidated metrics per silver ounce sold(3)(4):
All Operations			3.49	10.51
All Operations before NRV inventory adjustments			1.41	9.18
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the section “Alternative Performance (Non-GAAP) Measures” of this MD&A for a detailed description of these measures and where appropriate a reconciliation of the measure to the Q1 2020 Financial Statements.
(2)Silver segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver ("silver segment by-product credits"), and are calculated per ounce of silver sold. Gold segment Cash Costs and AISC are calculated net of credits for realized silver revenues ("gold segment by-product credits"), and are calculated per ounce of gold sold. Consolidated AISC is based on total silver ounces sold and are net of by-product credits from all metals other than silver ("silver basis consolidated by-product credits").

PAN AMERICAN SILVER CORP.	5

Q1 2020 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

(3)2019 Timmins, Gold Segment, and Consolidated AISC were adjusted to reflect amounts recast, and presented, for the three months ended March 31, 2019 as if Timmins had not been classified as held for sale.
(4)Consolidated silver basis total is calculated per silver ounce sold with total gold revenues included within by-product credits. G&A costs are included in the consolidated AISC, but not allocated in calculating AISC for each operation.

About Pan American Silver
Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. As the world's second largest primary silver producer with the largest silver reserve base globally, we provide enhanced exposure to silver in addition to a diversified portfolio of gold producing assets. Pan American has a 25-year history of operating in Latin America, earning an industry-leading reputation for corporate social responsibility, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS”.
Learn more at panamericansilver.com.
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP.	6

Q1 2020 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

Technical Information
Scientific and technical information contained in this news release have been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Processing Optimization, and Christopher Emerson, FAusIMM, Vice President Business Development and Geology, each of whom are Qualified Persons, as the term is defined in Canadian National Instrument 43-101 - Standards of Disclosure of Mineral Projects ("NI 43-101").
For additional information about Pan American's material mineral properties, please refer to Pan American’s Annual Information Form dated March 12, 2020, filed at www.sedar.com, or Pan American's most recent  Form 40-F furnished to the SEC.
Alternative Performance (Non-GAAP) Measures
In this news release, we refer to measures that are not generally accepted accounting principle ("non-GAAP") financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:
•Cash Costs. The Company's method of calculating cash costs may differ from the methods used by other entities and, accordingly, the Company's Cash Costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that Cash Costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.
•Adjusted earnings and basic adjusted earnings per share. The Company believes that these measures better reflect normalized earnings as they eliminate items that in management's judgment are subject to volatility as a result of factors, which are unrelated to operations in the period, and/or relate to items that will settle in future periods.
•All-in Sustaining Costs per silver or gold ounce sold, net of by-product credits ("AISC"). The Company has adopted AISC as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and the Company believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow.
•Total debt is calculated as the total current and non-current portions of: long-term debt, finance lease liabilities and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.
•Working capital is calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.
•Total available liquidity is calculated as the sum of Cash and cash equivalents, Short-term Investments, and the amount available on the Credit Facility. Total available liquidity does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the liquid assets available to the Company.
Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of the Company’s Management's Discussion and Analysis for the period ended December 31, 2019, for a more detailed discussion of these and other non-GAAP measures and their calculation.

PAN AMERICAN SILVER CORP.	7

Q1 2020 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the effect of any reductions or suspensions in our operations relating to the COVID-19 pandemic may have on our financial and operational results; the ability of Pan American to continue with any operations in Canada, or to successfully maintain our other operations on care and maintenance, or to restart or ramp-up these operations efficiently or economically, or at all; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our credit facility or otherwise, to sustain our business and operations; the presence and impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business; future financial or operational performance, including our profit margins in 2020; the timing and disclosure of the Company’s 2020 operating guidance; the ability of the Company to successfully complete any capital projects, the expected economic or operational results derived from those projects, and the impacts of any such projects on the Company; the approval or the amount of any future cash dividends; the future results of exploration activities, including with respect to the skarn exploration program at La Colorada; and our portfolio growth profile.
These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the coronavirus pandemic is minimized or not long-term; successful restart or ramp-up of our suspended operations efficiently or economically; continuation of our operations at Timmins West and Bell Creek; our ability to determine the 2020 operating guidance in due course; tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to properties and the surface rights necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOL, GTQ and CAD versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local

PAN AMERICAN SILVER CORP.	8

Q1 2020 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where the Company may carry on business, including legal restrictions relating to mining, including in Chubut, Argentina, risks relating to expropriation, and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; risks of liability relating to our past sale of the Quiruvilca mine in Peru; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in the Company's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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